Exhibit 99.4

December 20, 2016

Via Federal Express and Electronic Mail

Mr. Eric Kelly, Chairman & Chief Executive Officer

Sphere 3D Corp.

240 Matheson Blvd. East

Mississauga, Ontario, Canada L4Z l X1

Dear Eric:

Cyrus Capital Partners, L.P., together with its managed affiliates (collectively, "Cyrus" or "we"), currently holds approximately 28.3% of equity interests in Sphere 3D Corp. (the "Company" or "Sphere"), and as such is one of the largest shareholders. In addition to our equity ownership, Cyrus is also a debtholder of the Company through various loan instruments (as detailed in our previously filed Schedule 13D and amendments thereto).

As you know, during Cyrus' time as shareholder, we have consistently tried to work with and be supportive of the Company's Board of Directors (the "Board'') and management team. However, recently, we have become frustrated with numerous aspects of Sphere management's ability to address the Company's operating and costs structures as·well as its ability to grow its revenue. This has led to significant financial hardships that, in our view, have endangered the Company's long-term viability.

We believe, based on our thorough evaluation, that, Sphere must implement a restructuring plan which we have discussed with the board and management. In order for Cyrus to be supportive of a restructuring, we believe that it must address the following:

1.	Separation of Sphere assets into distinct operational segments.

2.	Creation of wholly-owned subsidiaries of Sphere to hold the assets related to each distinct operational segment.

3.	Exchange certain debt of the Company (including debt currently held by Cyrus) for equity interests in Sphere or such newly-formed subsidiaries.

4.	Modification to Sphere's existing management and executive compensation arrangements and roles.

5.	Address the revenue growth issues across all of Sphere's businesses.

399 Park Avenue, 39th Floor, New York, NY 10022 • Tel 212.380.5800 • Fax 212.380.5801

6.	Provide additional financing to certain businesses of the Company, subject to the conditions outlined above.

If executed correctly, we believe that a full restructuring would bring substantial benefits to all Sphere shareholders and stakeholders. In addition, Cyrus has indicated its willingness to provide additional financing to the Company to allow it to achieve a restructuring.

Cyrus intends to continue to actively engage to influence management, the Board and the Company with respect implementing a restructuring plan. Separately, we are at an internal level, discussing various strategic alternatives, including potential merger and acquisition candidates, financing arrangements and balance sheet optimization tactics that we believe will benefit Sphere and its shareholders.

Given this recent divergence of views between Cyrus and Sphere, Daniel J. Bordessa, who is a partner at Cyrus, has decided to resign from his position on the Board before any conflicts arise. A copy of Mr. Bordessa's signed resignation letter is attached as Exhibit A to this letter.

Cyrus believes that the businesses of Sphere are currently significantly underperforming their potential and that a restructuring of the Company on the basis outlined in this letter would allow Sphere to reach its full potential substantially increasing and maximizing shareholder and stakeholder value. We look forward to working constructively with the Board and management team in the near future.

Sincerely,

/s/ Thomas Stamatelos

Thomas Stamatelos

Chief Operating Officer

Cyrus Capital Partners, L.P.

Enclosure

Exhibit A

Resignation Letter

LETTER OF RESIGNATION

To the Board of Directors of

SPHERE 3D CORP.:

In connection with the Letter sent by Cyrus Capital Partners, L.P. on the date hereof to Mr. Eric Kelly, the Chairman of the Board of Directors (the "Board") of Sphere 3D Corp. (the "Company"), I hereby resign as a member of the Company's Board, including as a member of any and all committees of the Company's Board on which I presently serve. My resignation is effective immediately.

Sincerely,

/s/ Daniel Bordessa

Daniel Bordessa

Dated: December 20, 2016